SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 November 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated  17 November 2009 re:  Director/PDMR Shareholding

The London Stock Exchange                                                                    Group Secretariat

RNS                                                                                                            Lloyds Banking Group plc

10 Paternoster Square                                                                              25 Gresham Street

London EC4M 7LS                                                                                     London EC2V 7HN

                                                                                                                 17th November 2009

Lloyds Banking Group plc (the "Company")

Notification of transaction by person discharging managerial responsibilities

On 16th November 2009, 250,000 ordinary shares of 25p each in Lloyds Banking Group were purchased by Chase Nominees Limited on Sir Winfried Bischoff's behalf at 89.691p per share.

The notification relates to a transaction notified to the Company yesterday by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Lloyds Banking Group plc is registered in Scotland no. 95000

Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:    17 November, 2009